SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 20, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Announcement regarding the cancellation of shares held by the Company, dated March 20, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

March 20, 2006	By:	/S/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

(English translation)

March 20, 2006

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Announcement regarding the cancellation of shares held by the Company

Millea Holdings, Inc. (the “Company”) announced that on March 20, 2006 its board of directors approved the cancellation of shares held by the Company as treasury stock, pursuant to Article 212 of the Commercial Code, as detailed below.

Details of the cancellation of shares

(a)	Class of shares to be cancelled:

Common stock of Millea Holdings, Inc.

(b)	Number of shares to be cancelled:

40,000 shares.

(c)	Scheduled date of the cancellation (date of nullification):

March 28, 2006.

(d)	Number of issued shares (including treasury stock) after the cancellation:

1,687,048.75 shares.

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341